UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Poseida Therapeutics, Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

73730P108
 (CUSIP Number)

Matthew Halbower
Pentwater Capital Management LP
1001 10th Avenue South, Suite 216
Naples, FL 34102
(239) 384-9750

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2020
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 73730P108
1	NAMES OF REPORTING PERSONS
Pentwater Capital Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,967,227

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
4,967,227

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,967,227

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.03%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)	Based on 61,820,010 shares of Common Stock outstanding as of November 9, 2020, as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2020.

CUSIP No. 73730P108
1	NAMES OF REPORTING PERSONS
Crown Managed Accounts SPC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
31,077

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
31,077

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,077

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.05%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 73730P108
1	NAMES OF REPORTING PERSONS
Investment Opportunities 3SPC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
40,896

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
40,896

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,896

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.07%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 73730P108
1	NAMES OF REPORTING PERSONS
LMA SPC on behalf of MAP 98 Segregated Portfolio

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
274,749

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
274,749

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
274,749

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.44%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 73730P108
1	NAMES OF REPORTING PERSONS
PWCM Master Fund Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
1,891,819

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
1,891,819

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,891,819

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.06%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 73730P108
1	NAMES OF REPORTING PERSONS
Oceana Master Fund Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
403,094

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
403,094

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
403,094

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.65%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 73730P108
1	NAMES OF REPORTING PERSONS
Pentwater Credit Master Fund Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
368,210

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
368,210

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
368,210

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.60%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 73730P108
1	NAMES OF REPORTING PERSONS
Pentwater Equity Opportunities Master Fund Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
493,783

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
493,783

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
493,783

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.80%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 73730P108
1	NAMES OF REPORTING PERSONS
Pentwater Merger Arbitrage Master Fund Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
1,381,146

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
1,381,146

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,381,146

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.23%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 73730P108
1	NAMES OF REPORTING PERSONS
Pentwater Metric Merger Arbitrage Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
41,251

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
41,251

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
41,251

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.07%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 73730P108
1	NAMES OF REPORTING PERSONS
Pentwater Unconstrained Master Fund Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
41,202

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
41,202

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
41,202

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.07%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

ITEM 1.	SECURITY AND ISSUER

This Statement on Schedule 13D relates to the common stock, $0.0001 par value per share (the “Common Stock”), of Poseida Therapeutics, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 9390 Towne Centre Drive, Suite 200, San Diego, CA 92121.

ITEM 2.	IDENTITY AND BACKGROUND

(a), (f)This Statement on Schedule 13D is being filed by Pentwater Capital Management LP, a Delaware limited partnership registered as an investment adviser with the U.S. Securities and Exchange Commission (“Pentwater Capital”), Crown Managed Accounts SPC, an exempted company formed in the Cayman Islands (“CROWN”), Investment Opportunities 3 SPC, a segregated portfolio company formed in the Cayman Islands (“MALT”), LMA SPC on behalf of MAP 98 Segregated Portfolio, a segregated portfolio company formed in the Cayman Islands (“MAP”), PWCM Master Fund Ltd., an exempted company formed in the Cayman Islands (“PWCM Master”), Oceana Master Fund, Ltd., an exempted company formed in the Cayman Islands (“Oceana”),  Pentwater Merger Arbitrage Master Fund, Ltd., an exempted company formed in the Cayman Islands (“PMAM”), Pentwater Metric Merger Arbitrage Fund LP, a limited partnership formed in the Cayman Islands (“PWMM”)  Pentwater Credit Master Fund Ltd., an exempted company formed in the Cayman Islands (“PCMF”), Pentwater Equity Opportunities Master Fund, Ltd., an exempted company formed in the Cayman Islands (“Pentwater Equity”), and Pentwater Unconstrained Master Fund Ltd., an exempted company formed in the Cayman Islands (“PWUM”). Pentwater Capital, CROWN, MALT, MAP, PWCM Master, Oceana, PMAM, PWMM, PCMF, Pentwater Equity and PWUM are collectively referred to herein as Reporting Persons. CROWN, MALT, MAP, PWCM Master, Oceana, PMAM, PWMM, PCMF, Pentwater Equity and PWUM are collectively referred to herein as the Funds. Pentwater Capital is the investment adviser of each of the Funds. Further information regarding the identity and background of the Reporting Persons is set forth in Exhibit A attached hereto.

(b) The business address of the Reporting Persons is 1001 10th Avenue South, Suite 216, Naples, FL 34102.

(c)  The principal business of the Reporting Persons is investing for accounts under their management.  Pentwater Capital is the investment manager for the Funds. Halbower Holdings Inc. is the general partner of Pentwater Capital, and Matthew Halbower is the chief executive officer and sole director of Halbower Holdings Inc.

(d) (e) During the last five years, neither the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed on Exhibit 99.1 or named in this Item 2, has: (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Prior to the Issuer’s initial public offering (the “IPO”) the Funds purchased shares of Preferred Stock for $31,880,005.51, which were converted into 2,468,087.00 shares of Common Stock at the consummation of the IPO. Subsequent to and in connection with the IPO, the aggregate purchase price for the 2,499,140 shares of Common Stock held by the Reporting Persons is approximately $31,063,665.63, including brokerage commissions.

The securities of the Issuer purchased by the Reporting Persons were purchased using the investment capital of such Reporting Person.

ITEM 4.	PURPOSE OF THE TRANSACTION

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired the Shares for investment purposes.

The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interests in, and intentions with respect to, the Issuer and their investments in the Common Stock of the Issuer.  Such review may be based on various factors, including, without limitation, the Issuer’s business and financial condition, results of operations and prospects, general economic and industries conditions, the securities market in general and those for the Issuer’s securities in particular, other investment opportunities available to the Reporting Persons and concentration of positions in the portfolios managed by the Reporting Persons.  The Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments related to the Issuer or selling some or all of its beneficial or economic holdings in the Issuer, engaging in hedging or similar transactions with respect to the securities of the Issuer and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

On December 16, 2020, Luke Corning was appointed to the board of directors of the Issuer.  Mr. Corning serves as Head of Credit for Pentwater Capital.  Mr. Corning, in his capacity as a director of the Issuer, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as otherwise set forth herein, the Reporting Persons do not have any current plans or proposals which would relate to or would result in any of the events or matters described in (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST OF SECURITIES OF THE ISSUER.

(a) and (b) Each Reporting Person’s beneficial ownership of Common Stock on the date of this Schedule 13D is reflected on that Reporting Person’s cover page. The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.  By virtue of his position with Halbower Holdings Inc., the general partner of Pentwater Capital, Mr. Halbower has the sole power to vote and dispose of the shares of Common Stock owned by the Reporting Persons.

(c) Except for the transactions described in Exhibit B of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving Common Stock of the Issuer.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, shares of Common Stock.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Certain of the Reporting Persons are party to the Investors’ Rights Agreement by and among the Issuer and certain of its stockholders, dated June 24, 2020 (the “Investors’ Rights Agreement”).  The rights set forth in the Investors’ Rights Agreement terminated upon the consummation of the Issuer’s initial public offering, except for Section 2 relating to registration rights, which are described below.

Demand Registration Rights

At any time beginning on January 14, 2021, the holders of 50% or more of the registrable securities then outstanding may make a written request that the Issuer register some or all of their registrable securities, subject to certain specified conditions and exceptions. The Issuer is required to use commercially reasonable efforts to affect the registration. A request for registration must cover securities with an aggregate offering price of at least $10,000,000. The Issuer is not obligated to effect more than two of these registrations.

Piggyback Registration Rights

If the Issuer proposes to register any additional securities under the Securities Act of 1933, as amended (the “Securities Act”), either for its own account or for the account of other stockholders in another offering, the holders of shares having registration rights will, subject to certain exceptions, be entitled to include their shares in the Issuer’s registration statement, provided that the underwriters of any such offering have the right to limit the number of shares included in the registration. These registration rights are subject to specified other conditions and limitations as set forth in the Investors’ Rights Agreement.

Form S-3 Registration Rights

At any time after the Issuer is qualified to file registration statements on Form S-3, and subject to limitations and conditions specified in the Investors’ Rights Agreement, the holders of 25% or more of the registrable securities then outstanding may make a written request that the Issuer prepare and file a registration statement on Form S-3 under the Securities Act registering the resale of their shares, so long as the aggregate price to the public is at least $2,000,000. The Issuer is not obligated to effect more than two of these Form S-3 registrations in any 12-month period.

Offering Expenses

The Issuer will pay all expenses relating to any demand, piggyback or Form S-3 registration described above, other than underwriting discounts and commissions. These registration rights terminate upon the earliest to occur of a liquidation event or July 14, 2025.

This summary of the Investors’ Rights Agreement is intended to be a summary and is qualified in its entirety by reference to the Investor Rights Agreement attached hereto as Exhibit 99.1 and incorporated by reference herein.

The information set forth in Items 4 and 5 hereof is hereby incorporated by reference into this Item 6, as applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
99.1
Amended and Restated Investors’ Rights Agreement by and among the Issuer and certain of its stockholders, dated June 24, 2020 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 filed on July 9, 2020).

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2020

PENTWATER CAPITAL MANAGEMENT LP

By:	Halbower Holdings, Inc., its general partner

/s/ Matthew Halbower
Name: Matthew Halbower
Title: Chief Executive Officer

CROWN MANAGED ACCOUNTS SPC

By:	Pentwater Capital Management LP, its investment manager

By:	Halbower Holdings, Inc., its general partner

/s/ Matthew C. Halbower
Name: Matthew C. Halbower
Title: Chief Executive Officer

INVESTMENT OPPORTUNITIES 3 SPC

By:	Pentwater Capital Management LP, its investment manager

By:	Halbower Holdings, Inc., its general partner

/s/ Matthew C. Halbower
Name: Matthew Halbower
Title: Chief Executive Officer

LMA SPC ON BEHALF OF MAP 98 SEGREGATED PORTFOLIO

By:	Pentwater Capital Management LP, its investment manager

By:	Halbower Holdings, Inc., its general partner

/s/ Matthew C. Halbower
Name: Matthew C. Halbower
Title: Chief Executive Officer

PWCM MASTER FUND LTD.

By:	Pentwater Capital Management LP, its investment manager

By:	Halbower Holdings, Inc., its general partner

/s/ Matthew C. Halbower
Name: Matthew C. Halbower
Title: Chief Executive Officer

OCEANA MASTER FUND LTD.

By:	Pentwater Capital Management LP, its investment manager

By:	Halbower Holdings, Inc., its general partner

/s/ Matthew C. Halbower
Name: Matthew C. Halbower
Title: Chief Executive Officer

PENTWATER CREDIT MASTER FUND LTD.

By:	Pentwater Capital Management LP, its investment manager

By:	Halbower Holdings, Inc., its general partner

/s/ Matthew C. Halbower
Name: Matthew C. Halbower
Title: Chief Executive Officer

PENTWATER EQUITY OPPORTUNITIES MASTER FUND LTD.

By:	Pentwater Capital Management LP, its investment manager

By:	Halbower Holdings, Inc., its general partner

/s/ Matthew C. Halbower
Name: Matthew C. Halbower
Title: Chief Executive Officer

PENTWATER MERGER ARBITRAGE FUND LTD.

By:	Pentwater Capital Management LP, its investment manager

By:	Halbower Holdings, Inc., its general partner

/s/ Matthew C. Halbower
Name: Matthew C. Halbower
Title: Chief Executive Officer

PENTWATER METRIC MERGER ARBITRAGE FUND LP

By:	Pentwater Capital Management LP, its investment manager

By:	Halbower Holdings, Inc., its general partner

/s/ Matthew C. Halbower
Name: Matthew C. Halbower
Title: Chief Executive Officer

PENTWATER UNCONSTRAINED MASTER FUND LTD.

By:	Pentwater Capital Management LP, its investment manager

By:	Halbower Holdings, Inc., its general partner

/s/ Matthew C. Halbower
Name: Matthew C. Halbower
Title: Chief Executive Officer

Exhibit A
Directors of

Pentwater Equity Opportunities Master Fund Ltd.
Pentwater Merger Arbitrage Master Fund Ltd.
PWCM Master Fund Ltd.
Pentwater Credit Master Fund Ltd.
Pentwater Unconstrained Master Fund Ltd.

The name, business address, present principal occupation or employment and citizenship of the directors of the Funds listed above are set forth below.   The Funds have no executive officers.

Name	Present Principal Occupation	Citizenship	Residence or Business Address

David Zirin	Chief Operating Officer Pentwater Capital Management LP	United States	614 Davis Street Evanston, IL 60201

Christopher Bowring	Managing Director International Management Services Ltd.	United Kingdom	P.O. Box 61 Harbour Center Mary Street George Town Grand Cayman KY1-1102

Geoff Ruddick	Director Paradigm Governance Partners Limited	Canada	One Capital Place, 3rd Floor 136 Shedden Road P.O. Box 677 Grand Cayman KY1-9006 Cayman Islands

Directors of Investment Opportunities 3 SPC

The name, business address, title, present principal occupation or employment and citizenship of the directors of   Investment Opportunities 3 SPC (“MALT”) are set forth below.

Name	Present Principal Occupation	Citizenship	Residence or Business Address

Karla Jocelyn Bodden	Executive Director Queensgate Bank & Trust Co. Ltd.	Cayman Islands	Queensgate Bank & Trust Co. Ltd, P.O. Box 30464 Harbour Place 5th Floor 103 South Church Street Grand Cayman Cayman Islands KY-1202

Carol Reynolds	Executive Director Queensgate Bank & Trust Co. Ltd.	Ireland Cayman Islands United Kingdom	Queensgate Bank & Trust Co. Ltd, P.O. Box 30464 Harbour Place 5th Floor 103 South Church Street Grand Cayman Cayman Islands KY-1202

Directors of Crown Managed Accounts SPC

The name, business address, present principal occupation or employment and citizenship of the directors of Crown Managed Accounts SPC (“CROWN”) are set forth below.

Name	Present Principal Occupation	Citizenship	Residence or Business Address

Gähwiler, Urs	General Counsel LGT Capital Partners Ltd.	Swiss	Herrengasse 12, FL-9490 Vaduz Liechtenstein

Gauch, Roger	Managing Partner LGT Capital Partners Ltd.	Swiss	Herrengasse 12, FL-9490 Vaduz Liechtenstein

Kirkconnell, Stacey-Ann	Consultant LGT Capital Partners Ltd.	British Overseas Territories	Grand Pavillion Commercial Center, 1st Floor 802 West Bay Road Grand Cayman KY1-1207 Cayman Islands

Stainrod, Darren	Consultant LGT Capital Partners Ltd.	United Kingdom	Fidelity Financial Center 3rd Floor Grand Cayman KY1-1105 Cayman Islands

Directors of Oceana Master Fund Ltd.

The name, business address, present principal occupation or employment and citizenship of the directors of Oceana Master Fund Ltd. (“Oceana”), are set forth below.

Name	Present Principal Occupation	Citizenship	Residence or Business Address

David Zirin	Chief Operating Officer Pentwater Capital Management LP	United States	614 Davis Street Evanston, IL 60201

Dennis Hunter	Managing Director Queensgate Bank & Trust Co. Ltd.	Great Britain and Cayman Islands	Queensgate Bank & Trust Co. Ltd, P.O. Box 30464 Harbour Place 5th Floor 103 South Church Street Grand Cayman Cayman Islands KY-1202

Karla Jocelyn Bodden	Executive Director Queensgate Bank & Trust Co. Ltd.	Cayman Islands	Queensgate Bank & Trust Co. Ltd, P.O. Box 30464 Harbour Place 5th Floor 103 South Church Street Grand Cayman Cayman Islands KY-1202

Directors of LMA SPC on behalf of MAP 98 Segregated Portfolio

The name, business address, present principal occupation or employment and citizenship of the directors of LMA SPC on behalf of MAP98 Segregated Portfolio (“MAP”), are set forth below.

Name	Present Principal Occupation	Citizenship	Residence or Business Address
J. Scott Perkins	Executive Managing Director Lighthouse Investment Partners LLC	United States	Lighthouse Investment Partners, LLC 3801 PGA Blvd., Suite 500 Palm Beach Gardens, FL 33410

Robert P. Swan III	Chief Operating Officer Lighthouse Investment Partners LLC	United States	Lighthouse Investment Partners, LLC 3801 PGA Blvd., Suite 500 Palm Beach Gardens, FL 33410

Sean G. McGould	Executive Managing Director Lighthouse Investment Partners LLC	United States	Lighthouse Investment Partners, LLC 3801 PGA Blvd., Suite 500 Palm Beach Gardens, FL 33410

Exhibit B

Transactions in the Shares of the Issuer During the Past 60 Days
For account of Crown Managed Accounts SPC

Date	Transaction Type	Number of shares of Common Stock	Price ($)
10/26/2020	Sell	23.00	11.50
10/27/2020	Sell	13.00	11.54
11/2/2020	Buy	110.00	10.68
11/4/2020	Sell	9.00	11.26
11/5/2020	Sell	16.00	11.26
11/27/2020	Sell	12.00	11.61

For account of Investment Opportunities 3SPC

Date	Transaction Type	Number of shares of Common Stock	Price ($)
10/26/2020	Sell	31.00	11.50
10/27/2020	Sell	17.00	11.54
11/2/2020	Buy	152.00	10.68
11/4/2020	Sell	11.00	11.26
11/5/2020	Sell	21.00	11.26
11/27/2020	Sell	16.00	11.61

For account of LMA SPC on behalf of MAP 98 Segregated Portfolio

Date	Transaction Type	Number of shares of Common Stock	Price ($)
10/26/2020	Sell	81.00	11.50
10/27/2020	Sell	44.00	11.54
11/2/2020	Buy	144.00	10.68
11/4/2020	Sell	30.00	11.26
11/5/2020	Sell	56.00	11.26
11/27/2020	Sell	43.00	11.61

For account of PWCM Master Fund Ltd.

Date	Transaction Type	Number of shares of Common Stock	Price ($)
10/26/2020	Sell	529.00	11.50
10/27/2020	Sell	285.00	11.54
11/2/2020	Buy	1,016.00	10.68
11/4/2020	Sell	196.00	11.26
11/5/2020	Sell	366.00	11.26
11/27/2020	Sell	282.00	11.61

For account of Oceana Master Fund Ltd.

Date	Transaction Type	Number of shares of Common Stock	Price ($)
10/26/2020	Sell	304.00	11.50
10/27/2020	Sell	164.00	11.54
11/2/2020	Buy	599.00	10.68
11/4/2020	Sell	113.00	11.26
11/5/2020	Sell	210.00	11.26
11/27/2020	Sell	161.00	11.61

For account of Pentwater Credit Master Fund Ltd.

Date	Transaction Type	Number of shares of Common Stock	Price ($)
10/26/2020	Sell	112.00	11.50
10/27/2020	Sell	60.00	11.54
11/2/2020	Buy	208.00	10.68
11/4/2020	Sell	42.00	11.26
11/5/2020	Sell	77.00	11.26
11/27/2020	Sell	59.00	11.61

For account of Pentwater Equity Opportunities Master Fund Ltd.

Date	Transaction Type	Number of shares of Common Stock	Price ($)
10/26/2020	Sell	188.00	11.50
10/27/2020	Sell	101.00	11.54
11/2/2020	Buy	436.00	10.68
11/4/2020	Sell	70.00	11.26
11/5/2020	Sell	130.00	11.26
11/27/2020	Sell	100.00	11.61

For account of Pentwater Merger Arbitrage Master Fund Ltd.

Date	Transaction Type	Number of shares of Common Stock	Price ($)
10/26/2020	Sell	580.00	11.50
10/27/2020	Sell	312.00	11.54
11/2/2020	Buy	1,195.00	10.68
11/4/2020	Sell	216.00	11.26
11/5/2020	Sell	400.00	11.26
11/27/2020	Sell	308.00	11.61

For account of Pentwater Metric Merger Arbitrage Master Fund LP

Date	Transaction Type	Number of shares of Common Stock	Price ($)
10/26/2020	Sell	31.00	11.50
10/27/2020	Sell	16.00	11.54
11/2/2020	Buy	125.00	10.68
11/4/2020	Sell	12.00	11.26
11/5/2020	Sell	21.00	11.26
11/27/2020	Sell	17.00	11.61

For account of Pentwater Unconstrained Master Fund Ltd.

Date	Transaction Type	Number of shares of Common Stock	Price ($)
10/26/2020	Sell	4.00	11.50
10/27/2020	Sell	2.00	11.54
11/2/2020	Buy	15.00	10.68
11/4/2020	Sell	1.00	11.26
11/5/2020	Sell	3.00	11.26
11/27/2020	Sell	2.00	11.61